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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 SCHEDULE 14D-1/A-3
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 3)
                             ---------------------
                            CHATEAU PROPERTIES, INC.
                           (Name of Subject Company)

                       MHC OPERATING LIMITED PARTNERSHIP
                      MANUFACTURED HOME COMMUNITIES, INC.
                                    (Bidder)

                                  Common Stock
                         (Title of Class of Securities)

                                   161739 10
                     (CUSIP Number of Class of Securities)

                                 Ellen Kelleher
                   Senior Vice President and General Counsel
                      Manufactured Home Communities, Inc.
                                   Suite 800
                           Two North Riverside Plaza
                            Chicago, Illinois 60606
                                 (312) 474-1122
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                with a copy to:

                              Edward J. Schneidman
                                 Edward S. Best
                              Mayer, Brown & Platt
                            190 South LaSalle Street
                            Chicago, Illinois 60603
                                 (312) 782-0600
                             ---------------------

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 1.   Name of Reporting Person:      MHC Operating Limited Partnership
                                     Manufactured Home Communities, Inc.
      S.S. or I.R.S. Identification No. of Above Persons:      36-3853565
                                                               36-3857664

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 2.   Check the Appropriate Box if a Member of a Group:  (a) /X/
                                                         (b) / /

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 3.   SEC Use Only:

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 4.   Sources of Funds: BK

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 5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(e) or 2(f): / /

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 6.   Citizenship or Place of Organization:      Illinois
                                                 Maryland

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 7.   Aggregate Amount Beneficially Owned by Each Reporting Person: 127,010

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 8.   Check if the Aggregate in Row (7) Excludes Certain Shares: / /

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 9.   Percent of Class Represented by Amount in Row (7): 2%

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10.   Type of Reporting Person:      PN
                                     CO
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     This Statement constitutes Amendment No. 3 to the Tender Offer
Statement on Schedule 14D-1 originally filed on September 4, 1996 by MHC Operating Limited Partnership, an Illinois limited partnership ("Purchaser"), the sole general partner of which is Manufactured Home Communities, Inc., a Maryland corporation ("MHC"), and MHC, relating to the offer by Purchaser to purchase all outstanding shares of common stock, $.01 par value per share (the"Shares"), of Chateau Properties, Inc., a Maryland corporation (the "Company"), at a price of $26.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 4, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal. Capitalized terms not defined herein shall have the meanings assigned thereto in the Offer to Purchase.

1.   Item 10 is hereby amended to add the following:

     ITEM 10.  ADDITIONAL INFORMATION.

          (f) (i) The satisfaction of certain conditions to the Offer (See "Introduction - Certain Conditions to the Offer" and "Item 12. - Certain Conditions of the Offer") which are subject to the "sole judgment" of Purchaser may be deemed to be the equivalent of a waiver such conditions which may require that at least five business days remain in the Offer.

           (ii) The conditions to the Offer enumerated in clause (i) of the first paragraph under "Item 12. - Certain Condition of the Offer" must be satisfied or waived prior to the Expiration Date of the Offer (rather than prior to payment or acceptance for payment).

           (iii) The conditions to the offer enumerated in clause (ii) of the first paragraph under "Item 12. - Certain Condition of the Offer" may not occur or be deemed by MHC or Purchaser to have occurred prior to the Expiration Date of the Offer (rather than before acceptance for payment of, or payment, for Shares).

           (iv) Notwithstanding Purchaser's reservation of the right, in its sole judgment, at any time and from time to time to, among other things, delay acceptance for payment, terminate the Offer or waive any condition (in each case as described in the fifth paragraph under "Item 1. - Terms of the Offer; Extension of Tender Period; Termination; Amendment" in the Offer to Purchase), all conditions to the Offer must be satisfied or waived prior to the Expiration Date, with the exception of certain governmental approvals.

           (v) Notwithstanding the first and second sentences of the first paragraph of "Item 2. - Acceptance for Payment and Payment for Shares," all conditions to the Offer must be satisfied or waived prior to the Expiration Date, with the exception of certain governmental approvals.

           (vi)  On October 2, 1996, MHC issued a press release stating:

                 MHC ANNOUNCES THE EXTENSION OF ITS TENDER
                    OFFER FOR CHATEAU PROPERTIES, INC.

           Manufactured Home Communities, Inc. (NYSE:MHC) today announced that it will extend its $26 per share cash tender offer the acquisition of Chateau Properties, Inc. (NYSE: CPJ) which was commenced on September 4,1996. The tender offer will show now expire at 12:00 midnight (New York City Time) on Wednesday, October 23, 1996, unless further extended by Manufactured Home Communities, Inc. The tender offer had previously been scheduled to expire at 12:00 midnight (New York City Time) on Tuesday, October 1, 1996.

           Samuel Zell, MHC Chairman, said, "We have extended our tender offer to Chateau shareholders because we believe the shareholders, as owners, should be given the choice to accept the superior MHC offer. As we've said since the beginning:

 .        Our all-cash offer of $26 pr share remains superior to the proposed
        Chateau/ROC stock merger

 .        Our cash offer is not subject to financing contingencies; and

 .        The combined MHC/Chateau would be the largest company in the industry, with the highest quality portfolio, strongest balance sheet and unparalleled access to capital."

        As of 5:00 p.m. New York City time on October 1, 1996, 2,994,686 shares of Chateau Properties, Inc. common stock had been validly tendered in the tender offer. Including the shares owned by MHC, this represents approximately 51% of Chateau's outstanding common shares (based upon most recent public information).

        MHC owns or has controlling interests in 67 quality manufactured housing communities across the country. Its portfolio consists of 26,820 sites in 19 states. MHC is self-administered and self-managed real estate investment trust (REIT), with headquarters in Chicago.

        (vii)  On October 2, 1996, MHC issued a press release stating:

                 MHC REITERATES INTEREST IN CHATEAU MERGER

        Manufactured Home Communities, Inc. (NYSE:MHC) today announced that Samuel Zell, Chairman, sent the attached letter to John Boll, Chairman of Chateau Properties, Inc. (NYSE:CPJ). MHC previously announced that it extended its tender offer through midnight (New York City time) on Wednesday, October 12, 1996.

        In his letter, Mr. Zell re-emphasized the superior combination of MHC and Chateau and expressed MHC's willingness,in a negotiated transaction, to discuss the following terms and conditions:

     . issuance of preferred partnership units to Chateau's OP Unit holders which would provide long-term tax deferral, full upside participation and downside protection, and

     . an enhanced offer to shareholders and any OP Unit holders seeking immediate liquidity.

        "We continue to be determined to take every appropriate action to successfully consummate this transaction," said Mr. Zell. "A combined MHC/Chateau would create the largest company in the industry with superior financial strength and a portfolio of the highest quality assets."

        MHC also announced that Mr. Zell and other MHC senior management are making a presentation in New York today at 1:00 p.m. to discuss the transaction. Anyone wishing to hear the presentation via conference call may dial in to (800) 633-8476.

        MHC owns or has controlling interest in 67 manufactured housing communities across the country. Its portfolio consists of 26,820 sites in 19 stats. MHC is self-administered and self-managed real estate investment trust (REIT), with headquarters in Chicago.

     Attachment

                            [TEXT OF ATTACHED LETTER]

                                 October 2, 1996

Mr. John A.Boll
Chairman of the Board
Chateau Properties, Inc.
19500 Hall Road
Clinton Township, Michigan  48038

Dear Mr. Boll:

     Despite the fact that previous communications with you and the board of directors of Chateau Properties, Inc. ("Chateau") have not resulted in a dialogue between Chateau and Manufactured Home Communities, Inc. ("MHC"). MHC remains willing to negotiate a mutually-beneficial transaction that is in the best interests of our respective shareholders.

     Should you be willing to meet with MHC this week, MHC is prepared, in a negotiated transaction, to offer to OP Unit holders in CP Limited Partnership ("CP") preferred partnership units in MHC Operating Limited Partnership which include a number of attractive features including long-term tax deferral, full upside participation and downside protection. In addition, MHC would be willing to consider an enhanced offer to shareholders and those P OP Unit holders seeking immediate liquidity.

     We look forward to a positive response from you and Chateau's Board and to meeting with you this week to discuss further details of this proposed transaction. We continue to believe that a combination of MHC and Chateau would create the dominant organization in our industry having unparalleled financial strength, liquidity, access to capital and the highest quality assets.

                                   MANUFACTURED HOME COMMUNITIES, INC.



                                   Samuel Zell
                                   Chairman of the Board

cc:   Members of Chateau's Board of Directors
           Charles W. Royer
           Arthur Fleischer, Jr.

2.   Item 11 is hereby amended to add the following:

     ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     99(a)(13) Text of Press Release, dated October 2, 1996, issued by Manufactured Home Communities, Inc.

     99(a)(14) Text of Press Release, dated October 2, 1996, issued by Manufactured Home Communities, Inc.

                                   SIGNATURES

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 1996             MHC OPERATING LIMITED PARTNERSHIP

                                      By: Manufactured Home Communities, Inc.,
                                            its General Partner

                                         By: /s/ DAVID A. HELFAND
                                             ----------------------
                                             Name: David A. Helfand
                                             Title: President and Chief
                                                    Executive Officer

                                       MANUFACTURED HOME COMMUNITIES, INC.

                                       By: /s/ DAVID A. HELFAND
                                           -----------------------
                                           Name: David A. Helfand
                                           Title: President and Chief
                                                  Executive Officer






                                 EXHIBIT INDEX


           99 (a)(13)     Text of Press Release, dated October 2, 1996,
issued by Manufactured Home Communities, Inc.

           99 (a)(14)     Text of Press Release, dated October 2, 1996,
issued by Manufactured Home Communities, Inc.